

S   18007004   ON

SEC
Mail Processing
Section

MAR 16 2018

Washington DC
415

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

RMS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 40605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAFFERTY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 FRANKLIN AVENUE
                    (No. and Street)

GARDEN CITY , NY   11530
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN P. SPRAGUE   (646) 572 - 3444
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BECHER, DELLA TORRE, GITTO & COMPANY
                    (Name – if individual, state last, first, middle name)

76 NORTH WALNUT STREET , RIDGEWOOD , NJ 07450
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01)   Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

BW

Oath or Affirmation

I, <u>Stephen P. Sprague</u>, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of <u>Rafferty Capital Markets, LLC</u>, as of <u>December 31, 2017</u>, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

<u>CHIEF FINANCIAL OFFICER</u>
Title

Subscribed and sworn
to before me this
26th day of Feb, 2018

_____
Notary Public

This report contains (check all applicable boxes)

[X] (a) Facing page.

[X] (b) Statement of financial condition.

[X] (c) Statement of income (loss).

[X] (d) Statement of cash flows.

[X] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.

[ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.

[X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.

[ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.

[ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.

[ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.

[ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

[X] (l) An oath or affirmation.

[ ] (m) A copy of the SIPC supplemental report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[X] (o) Independent auditor's report on internal accounting control.

[ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

Rafferty Capital Markets, LLC

Financial Statements

December 31, 2017

Rafferty Capital Markets, LLC
Index to the Financial Statements
December 31, 2017



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Rafferty Capital Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rafferty Capital Markets, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

We have served as the Company's auditor since 2007.

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, New Jersey
February 27, 2018



Rafferty Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2017

Assets

Cash	$	471,324
Loans receivable from related party		282,292
Receivables from and deposits with clearing organizations		500,227
Securities owned, at market		4,460,054
Prepaid expenses, accounts receivable (net of allowance of $0), and other assets		394,568
Total assets	$	6,108,465

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	260,882
Total liabilities		260,882
Member's equity		5,847,583
Total liabilities and member's equity	$	6,108,465

The accompanying notes are an integral part of the financial statements.

Revenues

Commission income	$	3,843,684
Trading gains, net		2,986,740
Fee income		550,385
Interest and dividends		178,340
Total revenues		7,559,149

Expenses

Employee compensation and benefits	4,802,089
Data processing costs	632,149
Clearing and execution expenses	658,449
Communications	504,972
Occupancy	168,022
Regulatory fees	126,394
Other expenses	570,273
Total expenses	7,462,348

Net income	$	96,801

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2017

Beginning member's equity	$ 23,379,491
Net income	96,801
Distributions	(17,628,709)
Ending member's equity	$ 5,847,583

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Cash Flows
For the year ended December 31, 2017

Cash flows from operating activities		
Net income	$	96,801
Adjustments to reconcile net income to net cash provided by operating activities		
Loans payable and loans receivable from related party, net		1,863,883
Receivables from and deposits with clearing organizations		462,144
Marketable securities, net		15,433,184
Prepaid expenses, accounts receivable, and other assets, net		799,516
Accounts payable and accrued expenses		(716,347)
Payable to clearing organizations		(737,094)
Total adjustments		17,105,286
Net cash provided by operating activities		17,202,087
Cash flows from investing activities		-
Cash flows from financing activities		
Member distributions		(17,628,709)
Net cash used by financing activities		(17,628,709)
Net decrease in cash		(426,622)
Cash, beginning of year		897,946
Cash, end of year	$	471,324

Supplemental disclosures of cash flows information:
Cash paid during the year for:

Interest	$	-
Income taxes		-

The accompanying notes are an integral part of the financial statements.

Note 1 – Organization and Nature of Business

Rafferty Capital Markets, LLC (the "Company") was formed as a New York Limited Liability Company on October 16, 2000. The Company is a wholly owned subsidiary of Rafferty Holdings LLC (the "Parent Company"). The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company also provides mutual fund distribution and underwriting services in fifty states, and is a member of the FundServ System of the National Securities Clearing Corp.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual events and results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments. The Company maintains its cash in accounts that at times may exceed federally insured limits.

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accounts receivable at December 31, 2017 and has written off all accounts deemed to be uncollectible. Accordingly, there is no allowance for doubtful accounts at December 31, 2017.

Note 2 – Summary of Significant Accounting Policies (continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 3 – Securities Owned, at Market

Marketable securities owned are considered trading securities by management. At December 31, 2017, marketable securities consisted of equity securities in the amount of $4,460,054.

Note 4 – Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

Note 4 – Fair Value (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

Asset-Backed Securities (ABS). ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category.

Note 4 – Fair Value (continued)

ABS are generally categorized in level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then ABS are categorized in level 3 of the fair value hierarchy.

State and Municipal Securities. The fair value of state and municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in level 2 of the fair value hierarchy.

Exchange–Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis
As of December 31, 2017

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Financial instruments owned:					
Common Stocks	$ 4,443,986	$ -	$ -	$ -	$ 4,443,986
Preferred Stocks	16,068	-	-	-	16,068
TOTALS	$ 4,460,054	$ -	$ -	$ -	$ 4,460,054

There were no transfers between level 1 and level 2 during the year.

Note 5 – Transactions with Related Entities

Transactions with the Parent Company consisted of the following:

Loans receivable from Parent Company, January 1, 2017	$ 2,146,175
Costs paid by Company for the benefit of Parent Company	660,383
Costs paid by Parent Company for the benefit of the Company	(724,266)
Cash paid by the Company to Parent Company	900,000
Cash paid by Parent Company to the Company	(2,700,000)
Loans receivable from Parent Company, December 31, 2017	$ 282,292

Loans payable to and receivable from the Parent Company do not bear interest and are payable on demand.

The Parent Company has an Investment Management Agreement with an affiliate of the Company that shares common ownership with the Company whereby the affiliate has been delegated full authority and discretion to buy, sell, or otherwise effect investment transactions involving securities held in the accounts of the Company pursuant to the Investment Management Agreement. Investment management fee expenses incurred by the Company under the Investment Management Agreement totaled $113,383 for the year ended December 31, 2017, $35,942 of which was payable to the affiliate as of December 31, 2017.

The Company was required to pay $131,819 of its pro-rata share of utilities, real estate taxes and other costs under certain leases.

Note 6 – Income Taxes

As a limited liability company, the Company does not pay income taxes at the entity level. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's member includes the Company's taxable income in its income tax return.

Note 7 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $3,908,868, which was $3,758,868 in excess of its required net capital of $150,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2017 was 0.066741 to 1.

Note 8 – Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 9 – Financial Transactions with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations and the Company has to purchase or sell financial instruments underlying the contract at a loss.

Note 10 - Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017 consist of the following:

	Receivable	*Payable*
Payable to clearing broker	$ -	$ -
Receivable from clearing organizations	-	-
Deposits with clearing organizations	500,227	-
	$ 500,227	$ -

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 11 – Guarantees

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 12 – Uncertainties, Contingencies, and Risks

On November 25, 2016, the Market Regulation Department of FINRA (the "Staff") issued a Wells Notice to the Company following the Staff's review of the Company's compliance with SEC Rule 611 of Regulation NMS related to Intermarket Sweep Orders ("ISOs") as well as Supervision of ISOs during the review period. The Company provided a response on December 21, 2016. The Company received a Cautionary Action letter from FINRA dated May 30, 2017 and this matter was closed with no material adverse effect on the financial position or results of operations of the Company.

Note 13 – Subsequent Events

The Company has evaluated subsequent events through February 27, 2018, the date which the financial statements were available to be issued.

Schedule I

Rafferty Capital Markets, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

Total member's equity	$	5,847,583
Non-allowable assets		(676,860)
Net capital before haircuts on securities positions		5,170,723
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1[f])		(1,261,855)
Net capital	$	3,908,868
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	260,882
Loans payable to related party		-
Total Aggregate Indebtedness	$	260,882
Computation of basic net capital requirement:		
6 2/3% of aggregate indebtedness	$	17,392
Minimum dollar net capital requirement:	$	150,000
Excess net capital (net capital less minimum dollar capital requirement)	$	3,758,868
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$	3,728,868
Ratio: Aggregate indebtedness to net capital		6.67%

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2017)

Net capital, as reported by Company (unaudited)	$	3,908,868
Adjustments:		-
Net capital (per above)	$	3,908,868

There are no material differences between the preceding computation and the
Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

RAFFERTY CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2017

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule, exemption being claimed January 1, 2017 through September 30, 2017. The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule, exemption being claimed October 1, 2017 through December 31, 2017.

See Report of Independent Registered Public Accounting Firm.

RAFFERTY CAPITAL MARKETS, LLC

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2017

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule, exemption being claimed from January 1, 2017 through September 30, 2017.
The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule, exemption being claimed from October 1, 2017 through December 31, 2017.

See Report of Independent Registered Public Accounting Firm.

Schedule IV

Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. & 240.17a-5 of the U.S. Securities and Exchange Commission ("SEC")

To the best of its knowledge and belief, Rafferty Capital Markets, LLC ("the Company") states The following:

The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under provision in paragraph (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. – (the "identified exemption provisions") through September 30, 2017. The Company claimed an exemption from 17 C.F.R.& 240.15c3-3 under provision in paragraph (k)(2)(i) - Special Account for the Exclusive Benefit of customers maintained for the 4th quarter 2017 and met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

Rafferty Capital Markets, LLC

I, _____, affirm that, to the best of my knowledge and belief, the exemption report is complete and accurate.

By: _STEPHEN P. SPRAGUE_

Title: _CFO_

Date: _2/21/18_



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

Report of Independent Registered Public Accounting Firm

To the Member of
Rafferty Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying supplemental Schedule IV Exemption Report, in which (1) Rafferty Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) for the period January 1, 2017 through September 30, 2017 and from 17 C.F.R. §240.15c3-3: (k)(2)(i) for the period October 1, 2017 through December 31, 2017 (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 for the period January 1, 2017 through September 30, 2017 and (k)(2)(i) of Rule 15c3-3 for the period October 1, 2017 through December 31, 2017 under the Securities Exchange Act of 1934.

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, New Jersey
February 27, 2018



A PROFESSIONAL CORPORATION

Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

To the Member of
Rafferty Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Rafferty Capital Markets, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Rafferty Capital Markets, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Rafferty Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rafferty Capital Markets, LLC's management is responsible for Rafferty Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

To the Member of Rafferty Capital Markets, LLC
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, NJ
February 27, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*****1512**********************MIXED AADC 220
40605   FINRA   DEC
RAFFERTY CAPITAL MARKETS LLC
1010 FRANKLIN AVE
GARDEN CITY, NY 11530-2912

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ ___5935___

    B. Less payment made with SIPC-6 filed (exclude interest)   (___5,731___)

        ___7/25/17___
        Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____

    E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ ___204___

    G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ ___204___

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

    _____

    _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rafferty Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

Maggie Reilly
(Authorized Signature)

Asst to the CFO
(Title)

Dated the _____ day of _____, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER	Dates:			
	Postmarked	Received	Reviewed	
	Calculations _____		Documentation _____	Forward Copy _____
	Exceptions:			
	Disposition of exceptions:			

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,559,149

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   658,449

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   2,943,882

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

   (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii)

   Total deductions   3,602,331

2d. SIPC Net Operating Revenues $ 3,956,818

2e. General Assessment @ .0015 $ 5,935

(to page 1, line 2.A.)

2